

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Serkan Okandan
Chief Financial Officer
VEON Ltd.
Claude Debussylaan 88
1082 MD, Amsterdam
the Netherlands

      Re: VEON Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed March 13, 2020
          File No. 001-34694

Dear Mr. Okandan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 73

1.   We note you include a discussion of changes in total Adjusted EBITDA before you include a discussion of changes in total profit or (loss). Please note that when you present or discuss a non-IFRS measure you must present the most directly comparable IFRS measure with equal or greater prominence. Please revise to ensure that in future filings your results of operations discussion begins with a discussion of the IFRS results. Also, your cross reference to the non-IFRS reconciliation in Note 2 does not serve as an appropriate reconciliation for your measure of total Adjusted EBITDA. Please revise to include a reconciliation of total adjusted EBITDA that begins with the IFRS measure of net income. Refer to Item 10(e)(1)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Notes to Consolidated Financial Statements
Note 3. Operating Revenue, page F-15

2.   Please tell us and revise to disclose in future filings the average customer life over which you recognize upfront fee revenue for contracts with an indefinite term. Also, tell us the amount of such revenue for each period presented.

3.   Please revise to more clearly explain the circumstances under which you act as principal or agent for your content sales and clarify your reference to "primary obligor." Refer to paragraphs B34 - B38 of IFRS 15. Also, tell us the amount of revenue earned as a principal versus agent for each period presented.

Note 25. Condensed Separate Financial Information of Veon, page F-66

4.   You state that the company had restricted net assets of 58% at December 31, 2019 and therefore, you have presented parent only financial statements. Please tell us, and in future filings revise to describe, the nature and amount of significant restrictions on the ability of your subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Also, in future filings, include a reconciliation of equity and net income to the consolidated financial statements prepared under IFRS and a reconciliation of the parent's cash flow statement to IFRS to the extent there are material difference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Trotter